FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, gains on pensions curtailments and bonus tax is shown below.

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	1,908	1,742	579	468	381
UK Corporate	2,052	2,100	530	566	487
Wealth	453	364	99	120	77
Global Banking & Markets	6,349	(1,274)	1,001	593	(2,817)
Global Transaction Services	1,012	1,056	228	275	285
Ulster Bank	281	324	73	59	36
US Retail & Commercial	589	965	134	137	312
RBS Insurance	66	626	(170)	13	176
Central items	293	1,006	(3)	121	(476)

Core	13,003	6,909	2,471	2,352	(1,539)
Non-Core	(5,336)	(6,415)	(725)	(598)	(2,889)

Group operating profit/(loss) before impairment losses	7,667	494	1,746	1,754	(4,428)

Included in the above are movements in fair value of own debt of
Global Banking & Markets	(49)	357	106	(320)	(875)
Central items	(93)	875	164	(163)	14

	(142)	1,232	270	(483)	(861)

Impairment losses by division
UK Retail	1,679	1,019	451	404	292
UK Corporate	927	319	190	187	169
Wealth	33	16	10	1	8
Global Banking & Markets	640	522	130	272	502
Global Transaction Services	39	54	4	22	40
Ulster Bank	649	106	348	144	71
US Retail & Commercial	702	437	153	180	177
RBS Insurance	8	42	-	2	42
Central items	1	(19)	2	1	11

Core	4,678	2,496	1,288	1,213	1,312
Non-Core	9,221	4,936	1,811	2,066	3,361

Group impairment losses	13,899	7,432	3,099	3,279	4,673

Divisional performance

(continued)

Key points

·
Operating profit before impairment losses, adjusted for movement in fair value of own debt was £7,809 million in 2009. This compares with a loss of £738 million in 2008. Improved trading results in GBM led the way.

·
In 4Q09, operating profit before impairment losses, adjusted for movement in fair value of own debt was £1,476 million. This compares with £2,237 million in 3Q09 (decrease of 34%) and a loss of £3,567 million in 4Q08. Drivers of the decrease against 3Q09 were principally a £228 million higher claims charge for bodily injury reserving and adverse weather in RBS Insurance, and in 4Q09 Central items was impacted by an increase in costs, including IFRS volatility and certain APS fees, whereas in 3Q09 it benefited from a credit relating to the finalisation of ABN AMRO shared costs. Excluding these, pre-impairment operating profit was stable.

Divisional performance

(continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	229	723	128	64	89
UK Corporate	1,125	1,781	340	379	318
Wealth	420	348	89	119	69
Global Banking & Markets	5,709	(1,796)	871	321	(3,319)
Global Transaction Services	973	1,002	224	253	245
Ulster Bank	(368)	218	(275)	(85)	(35)
US Retail & Commercial	(113)	528	(19)	(43)	135
RBS Insurance	58	584	(170)	11	134
Central items	292	1,025	(5)	120	(487)

Core	8,325	4,413	1,183	1,139	(2,851)
Non-Core	(14,557)	(11,351)	(2,536)	(2,664)	(6,250)

Group operating loss	(6,232)	(6,938)	(1,353)	(1,525)	(9,101)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	%	%	%	%	%

Net interest margin by division
UK Retail	3.59	3.58	3.74	3.47	3.73
UK Corporate	2.22	2.40	2.47	2.38	2.20
Wealth	4.38	4.51	3.94	4.34	4.56
Global Banking & Markets	1.38	1.34	0.89	1.08	1.99
Global Transaction Services	9.22	8.25	9.81	9.63	8.00
Ulster Bank	1.87	1.89	1.83	1.74	1.67
US Retail & Commercial	2.37	2.68	2.45	2.37	2.70
Non-Core	0.69	0.87	1.17	0.55	1.36

Group	1.76	2.08	1.83	1.75	2.11

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Risk-weighted assets by division
UK Retail	51.3	51.6	(1%)	45.7	12%
UK Corporate	90.2	91.0	(1%)	85.7	5%
Wealth	11.2	10.7	5%	10.8	4%
Global Banking & Markets	123.7	121.5	2%	151.8	(19%)
Global Transaction Services	19.1	18.9	1%	17.4	10%
Ulster Bank	29.9	28.5	5%	24.5	22%
US Retail & Commercial	59.7	62.8	(5%)	63.9	(7%)
Other	9.4	9.0	4%	7.1	32%

Core	394.5	394.0	-	406.9	(3%)
Non-Core	171.3	200.7	(15%)	170.9	-

	565.8	594.7	(5%)	577.8	(2%)

Benefit of APS	(127.6)	-	-	-	-

Total	438.2	594.7	(26%)	577.8	(24%)

UK Retail

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income	3,452	3,187	939	848	856

Net fees and commissions - banking	1,244	1,524	283	303	345
Other non-interest income (net of insurance claims)	251	227	60	69	54

Non-interest income	1,495	1,751	343	372	399

Total income	4,947	4,938	1,282	1,220	1,255

Direct expenses
- staff	(845)	(924)	(211)	(206)	(236)
- other	(421)	(421)	(105)	(99)	(101)
Indirect expenses	(1,773)	(1,851)	(387)	(447)	(537)

	(3,039)	(3,196)	(703)	(752)	(874)

Operating profit before impairment losses	1,908	1,742	579	468	381
Impairment losses	(1,679)	(1,019)	(451)	(404)	(292)

Operating profit	229	723	128	64	89

Analysis of income by product
Personal advances	1,192	1,244	273	303	296
Personal deposits	1,349	2,037	279	319	470
Mortgages	1,214	500	415	319	186
Bancassurance	246	217	56	69	51
Cards	869	831	228	225	208
Other	77	109	31	(15)	44

Total income	4,947	4,938	1,282	1,220	1,255

Analysis of impairment by sector
Mortgages	124	31	35	26	9
Personal	1,023	568	282	247	169
Cards	532	420	134	131	114

Total impairment	1,679	1,019	451	404	292

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.15%	0.04%	0.17%	0.13%	0.05%
Personal	7.52%	3.71%	8.29%	6.81%	4.42%
Cards	8.58%	6.67%	8.65%	8.59%	7.24%

	1.63%	1.09%	1.75%	1.60%	1.24%

UK Retail

(continued)

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Return on equity (1)	4.2%	13.1%	9.3%	4.6%	6.5%
Net interest margin	3.59%	3.58%	3.74%	3.47%	3.73%
Cost:income ratio	59.8%	62.4%	54.1%	57.4%	63.8%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	83.2	80.3	4%	72.2	15%
- personal	13.6	14.5	(6%)	15.3	(11%)
- cards	6.2	6.1	2%	6.3	(2%)
Customer deposits (excluding bancassurance)	87.2	85.6	2%	78.9	11%
Assets under management - excluding deposits	5.3	5.0	6%	5.7	(7%)
Risk elements in lending	4.6	4.7	(2%)	3.8	21%
Loan:deposit ratio (excluding repos)	115%	115%	40bp	116%	(131bp)
Risk-weighted assets	51.3	51.6	(1%)	45.7	12%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008

·
Operating profit of £229 million was £494 million lower than in 2008.  Profit before impairments was up £166 million or 10%, but impairments rose by £660 million as the economic environment deteriorated, albeit with signs of conditions stabilising in the second half of the year.

·
The division has focused in 2009 on growing secured lending to meet its Government targets while at the same time building customer deposits, thereby reducing the Group's reliance on wholesale funding.  Loans and advances to customers grew 10%, with a change in mix from unsecured to secured as the Group sought actively to reduce its risk profile, with 15% growth in mortgage lending and an 8% reduction in unsecured lending.

○
Mortgage growth was due to good retention of existing customers and new business sourced predominantly from the existing customer base. Gross mortgage lending market share increased to 12% from 7% in 2008, with the Group on track to exceed its Government targets on net lending by £3 billion.

○
Customer deposits grew 11% on 2008 reflecting the strength of the UK Retail customer franchise, which outperformed the market in an increasingly competitive environment.  Savings balances grew by £6 billion or 11% and account acquisition saw a 20% increase, with 2.2 million accounts opened.  Personal current account balances increased by 12% on 2008 with a 3% growth in accounts to 12.8 million.

UK Retail

(continued)

Key points
(
continued)

2009 compared with 2008
(continued)

·
Net interest income increased significantly by 8% to £3,452 million, driven by strong balance sheet growth. Net interest margin was flat at 3.59%, with decreasing liability margins in the face of stiff competition for deposits offsetting wider asset margins.  The growth in mortgages and the reduction in higher margin unsecured balances also had a negative impact on the blended net interest margin.

·
Non-interest income declined 15% to £1,495 million, principally reflecting the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees in the final quarter of 2009, with the annualised impact of the overdraft fee restructuring further affecting income in 2010.
  The weak economic environment presented little opportunity in 2009 to grow credit card, private banking and bancassurance fees.

·	Expenses decreased by 5%, with the cost:income ratio improving from 62% to 60%.
○ Direct staff costs declined by 9%, as the division benefited from strong cost control, a focus on process re-engineering and a 10% reduction in headcount.

○
RBS continues to progress towards a more convenient, lower cost operating model, with over 4 million active users of online banking and a record share of new sales achieved through direct channels. More than 5.5 million accounts have switched to paperless statements and 254 branches now utilise automated cash deposit machines
.

·	Impairment losses increased 65% to £1,679 million reflecting the deterioration in the economic environment, and its impact on customer finances.

○
The mortgage impairment charge was £124 million (2008 - £31 million) on a total book of £83.2 billion.  Mortgage arrears rates stabilised in the second half of 2009 and remain well below the industry average, as reported by the Council of Mortgage Lenders.  Repossessions show only a small increase on 2008, as the Group continues to support customers facing financial difficulties.

○
The unsecured lending impairment charge was £1,555 million (2008 - £988 million) on a book of £19.8 billion. Industry benchmarks for cards arrears showed a slightly improving trend in the final quarter of 2009, which is consistent with the Group's experience. RBS continues to perform better than the market on arrears.

●
Risk weighted assets increased by 12% to £51.3 billion due to higher lending and the upward pressure from procyclicality, more than offsetting the adoption of a through-the-cycle loss given default approach for mortgages.

UK Retail

(continued)

Key points

(continued)

4Q09 compared with 3Q09

·	Operating profit increased to £128 million, with income up 5% on the previous quarter and costs down 7%, leading to a strong growth in profit before impairments. Impairments, however, were up 12%.

·	The franchise remained strong in the fourth quarter.
○
Customer loans and advances increased 2%, driven by 4% growth in mortgage balances with good retention of existing customers and new business generated from the existing customer franchise. Unsecured lending fell 4% from 3Q09 as the Group continued to focus on lower risk secured lending.

○
Customer deposits increased 2% (£1.6 billion) on the previous quarter, despite the continuing competition for deposits in the market and the roll-off of attractive one year savings products issued in the final quarter of 2008.

·
Net interest income grew by 11% to £939 million in the quarter with net interest margin improving to 3.74%. The quarter benefited from widening asset margins, with higher balances on standard variable rate mortgages, and stabilising savings margins.  Current account margins declined as interest rate hedges rolled off.

·	Non-interest income fell by 8% from the previous quarter, principally reflecting the restructuring of current account overdraft fees from October 2009.

·	Expenses declined by 7% compared with the third quarter, principally due to lower Financial Services Compensation Scheme levy costs.

·
Impairment losses were 12% higher than in the third quarter.  Whilst the underlying flow of debt into default decreased in the quarter, further provisions totalling £110 million were made in respect of lower expected cash recoveries.  Mortgage arrears were stable and cards arrears showed a slight improvement.

·	Risk-weighted assets were flat on the prior quarter with improvements in unsecured credit quality offset by increased mortgage lending.

UK Corporate

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,292	2,448	626	607	588

Net fees and commissions	858	829	222	223	215
Other non-interest income	432	460	100	106	107

Non-interest income	1,290	1,289	322	329	322

Total income	3,582	3,737	948	936	910

Direct expenses
- staff	(753)	(801)	(212)	(174)	(210)
- other	(268)	(318)	(77)	(71)	(73)
Indirect expenses	(509)	(518)	(129)	(125)	(140)

	(1,530)	(1,637)	(418)	(370)	(423)

Operating profit before impairment losses	2,052	2,100	530	566	487
Impairment losses	(927)	(319)	(190)	(187)	(169)

Operating profit	1,125	1,781	340	379	318

Analysis of income by business
Corporate and commercial lending	2,401	2,166	661	616	529
Asset and invoice finance	232	241	68	59	53
Corporate deposits	985	1,266	191	241	338
Other	(36)	64	28	20	(10)

Total income	3,582	3,737	948	936	910

Analysis of impairment by sector
Banks and financial institutions	15	9	6	4	10
Hotels and restaurants	98	25	40	7	13
Housebuilding and construction	106	42	(13)	58	31
Manufacturing	51	14	28	2	6
Other	150	53	12	31	35
Private sector education, health, social work, recreational and community services	59	15	23	(4)	10
Property	259	24	30	69	6
Wholesale and retail trade, repairs	76	37	23	16	19
Asset and invoice finance	113	100	41	4	39

Total impairment	927	319	190	187	169

UK Corporate
(continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial Institutions	0.29%	0.17%	0.46%	0.33%	0.74%
Hotels and restaurants	1.75%	0.41%	2.86%	0.49%	0.85%
Housebuilding and construction	3.12%	0.81%	(1.53%)	5.95%	2.38%
Manufacturing	1.38%	0.26%	3.03%	0.21%	0.45%
Other	0.36%	0.14%	0.11%	0.29%	0.37%
Private sector education, health, social work, recreational and community services	0.80%	0.20%	1.24%	(0.21%)	0.54%
Property	0.93%	0.08%	0.43%	0.97%	0.08%
Wholesale and retail trade, repairs	0.97%	0.41%	1.18%	0.76%	0.84%
Asset and invoice finance	1.33%	1.18%	1.93%	0.18%	1.84%

	0.83%	0.27%	0.67%	0.66%	0.58%

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Return on equity (1)	10.3%	18.0%	12.4%	13.7%	12.9%
Net interest margin	2.22%	2.40%	2.47%	2.38%	2.20%
Cost:income ratio	42.7%	43.8%	44.1%	39.5%	46.5%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Total assets	114.9	117.3	(2%)	121.0	(5%)
Loans and advances to customers - gross
- Banks and financial institutions	5.2	4.8	8%	5.4	(4%)
- Hotels and restaurants	5.6	5.7	(2%)	6.1	(8%)
- Housebuilding and construction	3.4	3.9	(13%)	5.2	(35%)
- Manufacturing	3.7	3.9	(5%)	5.3	(30%)
- Other	42.0	42.3	(1%)	38.1	10%
- Private sector education, health, social work, recreational and community services	7.4	7.6	(3%)	7.4	-
- Property	28.0	28.5	(2%)	31.8	(12%)
- Wholesale and retail trade, repairs	7.8	8.4	(7%)	9.1	(14%)
- Asset and invoice finance	8.5	8.8	(3%)	8.5	-
Customer deposits	87.8	86.7	1%	82.0	7%
Risk elements in lending	2.3	2.5	(8%)	1.3	77%
Loan:deposit ratio	126%	130%	(435bp)	142%	(1,621bp)
Risk-weighted assets	90.2	91.0	(1%)	85.7	5%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate
(continued)

Key points

2009 compared with 2008

·	Operating profit of £1,125 million was £656 million lower than in 2008, largely due to an increase of £608 million in impairments.

·
Net interest margin levels were rebuilt during the second half as asset pricing was amended to reflect increased funding and credit costs. For the year as a whole net interest margin was 18 basis points lower than in 2008, reflecting higher funding costs and continued competitive pricing for deposits.

·
Gross new lending to customers remained resilient in 2009, with a noticeable acceleration of lending activity in the second half of the year. However, as customers have deleveraged and turned increasingly to capital markets, repayments have accelerated even more sharply. Loans and advances to customers, therefore, declined by 5% to £111.5 billion.

·	Initiatives aimed at increasing customer deposits have been successful, with balance growth of 7%, although margins declined as a result of increased competition for balances.

·	Non-interest income was flat, with stable fee income from refinancing and structuring activity.

·	A reduction in costs of 7% was driven by lower staff expenses as a result of the Group's restructuring programme, together with restraint on discretionary spending levels.

·
Impairment losses increased substantially reflecting both a rise in the number of corporate delinquencies requiring a specific impairment and a higher charge to recognise losses not yet specifically identified.

·	Risk-weighted assets grew 5% despite the fall in customer lending, reflecting the impact of procyclicality, which was most pronounced in the first half of 2009.

4Q09 compared with 3Q09

·	Operating profit of £340 million was £39 million lower than 3Q09. Steady income and flat impairments were offset by an increase in staff costs.

·
Net interest margin increased by 9 basis points, with lending rates repriced to reflect the Group's increased cost of funding. However, the rate of improvement in margins has declined from that seen in the third quarter.

·
Loans and advances to customers were down 2%.  Gross new advances strengthened in the quarter but lending trends continued to be characterised by reduced demand and smaller average new loan values, as customers deleveraged and refinanced their balance sheets.

·	Deposits increased by £1.1 billion in Q4, continuing the growth trend, driven by the introduction of new tailored products.

·	Non-interest income fell back 2% reflecting lower levels of lending fees, income from asset and invoice finance and cross sales of GBM products relative to the third quarter.

·	Higher staff costs reflect the finalisation of compensation structures for the year. Staff expenses were flat compared with the fourth quarter of 2008.

·	Impairments were broadly in line with Q3 levels. Forward-looking credit metrics are showing signs of stabilisation.

·	RWAs reduced by £0.8 billion, largely reflecting the reduced lending book, partially offset by the impact of procyclicality.

Wealth

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income	663	578	161	168	160

Net fees and commissions	363	405	91	92	96
Other non-interest income	83	76	22	19	19

Non-interest income	446	481	113	111	115

Total income	1,109	1,059	274	279	275

Direct expenses
- staff	(357)	(377)	(107)	(82)	(97)
- other	(139)	(156)	(37)	(35)	(51)
Indirect expenses	(160)	(162)	(31)	(42)	(50)

	(656)	(695)	(175)	(159)	(198)

Operating profit before impairment losses	453	364	99	120	77
Impairment losses	(33)	(16)	(10)	(1)	(8)

Operating profit	420	348	89	119	69

Analysis of income
Private Banking	916	819	223	232	221
Investments	193	240	51	47	54

Total income	1,109	1,059	274	279	275

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Net interest margin	4.38%	4.51%	3.94%	4.34%	4.56%
Cost:income ratio	59.2%	65.6%	63.9%	57.0%	72.0%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	6.5	6.1	7%	5.3	23%
- personal	4.9	4.8	2%	5.0	(2%)
- other	2.3	2.5	(8%)	2.1	10%
Customer deposits	35.7	36.3	(2%)	34.1	5%
Assets under management - excluding deposits	30.7	31.7	(3%)	34.7	(12%)
Risk elements in lending	0.2	0.2	-	0.1	-
Loan:deposit ratio	38%	37%	145bp	36%	201bp
Risk-weighted assets	11.2	10.7	5%	10.8	4%

Wealth
(continued)

Key points

2009 compared with 2008

·
Wealth produced strong growth in operating profit, up 21% to £420 million, reflecting the increased value of the division's healthy deposit base in an increasingly competitive market for funding. Deposit balances increased by 5% from 2008, though the deposit market remains highly competitive.

·
Total income was up 5% (1% in constant currency terms), with strong growth in net interest income, up 12% in constant currency terms reflecting the increased internal pricing applied to Wealth's deposit base. This was offset by a marked decrease in investment income year on year as assets under management decreased by 8% at constant exchange rates during 2009, with investors turning to more liquid assets and away from longer term investments.

·	Loans and advances increased by 10% over 2008, primarily in the UK. Lending margins improved, particularly for mortgages, and credit metrics for new business remain satisfactory.

·
Expenses were down 6% (10% lower on a constant currency basis), reflecting a rigorous focus on cost management, with staff costs decreasing by 11% as a result of planned headcount reduction. The cost:income ratio improved from 65.6% to 59.2%.

·
Impairments increased by £17 million over 2008 reflecting some isolated difficulties in the UK and offshore mortgage books (representing mortgages for second properties for expatriates). Provisions as a percentage of lending to customers increased slightly to 0.25%.

4Q09 compared with 3Q09

·	Deposits showed a slight decline from 3Q09, mainly in the international businesses. Continued pressure on deposit margins led to a decline in net interest income.

·	Assets under management decreased by 3% on 3Q09, as investors continued to opt for lower return and more liquid assets in preference to longer term investments.

·	Loans and advances increased by 2% compared with the previous quarter, with lending margins continuing to improve. Loan growth came primarily in the UK.

·	Expenses rose by 10%, reflecting finalisation of compensation accrual policies for the year, partially offset by reduced deposit insurance levies. Underlying costs were broadly flat.

Global Banking & Markets

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	2,243	2,440	324	447	1,054

Net fees and commissions receivable	1,335	1,223	286	340	190
Income/(loss) from trading activities	7,763	(743)	1,522	1,028	(3,322)
Other operating income (net of related funding costs)	(332)	(206)	(63)	(70)	(122)

Non-interest income	8,766	274	1,745	1,298	(3,254)

Total income	11,009	2,714	2,069	1,745	(2,200)

Direct expenses
- staff	(2,930)	(2,056)	(641)	(721)	(18)
- other	(965)	(1,269)	(247)	(240)	(397)
Indirect expenses	(765)	(663)	(180)	(191)	(202)

	(4,660)	(3,988)	(1,068)	(1,152)	(617)

Operating profit/(loss) before impairment
losses	6,349	(1,274)	1,001	593	(2,817)
Impairment losses	(640)	(522)	(130)	(272)	(502)

Operating profit/(loss)	5,709	(1,796)	871	321	(3,319)

Analysis of income by product
Rates - money markets	1,714	1,641	108	287	748
Rates - flow	3,142	1,386	615	694	16
Currencies & Commodities	1,277	1,539	175	147	413
Equities	1,474	368	457	282	(214)
Credit markets	2,255	(3,435)	232	475	(2,341)
Portfolio management and origination	1,196	858	376	180	53
Fair value of own debt	(49)	357	106	(320)	(875)

Total income	11,009	2,714	2,069	1,745	(2,200)

Analysis of impairment by sector
Manufacturing and infrastructure	91	39	19	33	39
Property and construction	49	12	(1)	-	-
Transport	3	-	-	2	-
Banks and financial institutions	348	186	68	237	194
Other	149	285	44	-	269

Total impairment	640	522	130	272	502

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.59%	0.29%	0.59%	0.60%	1.13%

Global Banking & Markets
(continued)

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Return on equity (1)	30.7%	(8.4%)	18.7%	7.2%	(61.9%)
Net interest margin	1.38%	1.34%	0.89%	1.08%	1.99%
Cost:income ratio	42.3%	146.9%	51.6%	66.0%	(28.1%)

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances (including banks)	127.8	156.3	(18%)	224.2	(43%)
Reverse repos	73.3	75.4	(3%)	88.8	(17%)
Securities	106.0	117.6	(10%)	127.5	(17%)
Cash and eligible bills	74.0	63.8	16%	20.2	-
Other	31.1	46.0	(32%)	38.0	(18%)

Total third party assets (excluding derivatives mark to market)	412.2	459.1	(10%)	498.7	(17%)
Net derivative assets (after netting)	68.0	84.3	(19%)	121.0	(44%)
Customer deposits (excluding repos)	46.9	56.8	(17%)	87.8	(47%)
Risk elements in lending	1.8	1.6	13%	0.9	100%
Loan:deposit ratio	194%	194%	(30bp)	192%	173bp
Risk-weighted assets	123.7	121.5	2%	151.8	(19%)

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008

·
Operating profit improved to £5,709 million in 2009, compared with an operating loss of £1,796 million in 2008. Although the buoyant market conditions experienced in the first quarter levelled off over the course of the year, the refocusing of the business on its core franchises was successful. GBM has tightened its balance sheet management over the course of the year, with disciplined deployment of capital to support its targeted client base.

·
In an often volatile market environment, GBM responded quickly to its clients' needs to strengthen their balance sheets and to take advantage of the attractive environment for debt and equity issues. RBS participated in the five largest equity issues worldwide in 2009, and in six out of the ten largest debt capital markets transactions.

Global Banking & Markets
(continued)

Key points
(continued)

2009 compared with 2008
(continued)

·
Income grew significantly, reflecting a very strong first quarter benefiting from market volatility, client activity and a marked improvement from Credit Markets.  Rates flow business, up 127%, benefited from good client activity, while strong equity capital markets drove a fourfold increase in Equities.

·
Portfolio management and origination grew 39% as financial institutions and corporate clients refinanced through the debt capital markets. The refocused Credit Markets delivered a much improved result from greater liquidity and a more positive trading environment.

·
Despite quarterly movement in the Group's credit spreads, overall spreads remained broadly flat over the year resulting in a small loss from movements in the fair value of own debt compared with a £357 million gain in 2008.

·
Expenses increased 17%, reflecting higher performance-related costs and the impact of adverse exchange rate movements, partly offset by restructuring and efficiency benefits. Less than half of the change in staff costs related to increases in 2009 bonus awards.

·
Staff costs represented 27% of income. The Group introduced new deferral policies in 2009, which have led to changes in accrual patterns. Adjusting for both 2008 and 2009 deferrals, GBM's compensation ratio in 2009 would have been 28%.

·
Higher impairments principally reflected a large individual failure recognised in the third quarter. Impairments represented 0.59% of loans and advances to customers compared with 0.29% in the prior year, reflecting the marked reduction in loans and advances.

·
Total third party assets, excluding derivatives, were down 17%, or 13% at constant exchange rates, compared with 31 December 2008, driven by a 43% reduction in loans and advances as customers took advantage of favourable capital market conditions to raise alternative forms of finance to bank debt. This reduction was partially offset by an increase in liquid assets.

·	Risk-weighted assets decreased 19%, or 15% at constant exchange rates, reflecting the fall in third party assets and the Group's continued focus on reducing its risk profile and balance sheet usage.

4Q09 compared with 3Q09

·	Operating results remained resilient in the fourth quarter, with the core franchises maintaining their market positions.

·
Income fell 5%, excluding fair value of own debt, although this represented a marked improvement relative to the same period in 2008, which included material counterparty losses and write-downs on illiquid trading assets. Rates flow income remained resilient despite lower market volatility, with lower trading volumes than those seen earlier in the year as clients consolidated their positions.

·
Equities revenue benefited from strong issuance in equity-linked retail notes and an improvement in secondary market prices driving a recovery on Lehman-related provisions.  Portfolio management and origination delivered income growth from debt capital markets and reduced loan sale costs.

·	Credit Markets income was down 51% versus the third quarter as the US liquid mortgage market continued to level off following the strong performance earlier in the year.

Global Banking & Markets
(continued)

Key points
(continued)

4Q09 compared with 3Q09
(continued)

·	A gain of £106 million on the fair value of own debt resulted from the Group's credit spread widening in the period.

·
Expenses remain tightly controlled, with total expenses for the quarter down 7% on 3Q09.  Restructuring and efficiency benefits have been partly offset by investment costs and the impact of adverse exchange rate movements.

·	Impairments improved compared to the previous quarter which included a large individual provision.

·
Total third party assets, excluding derivatives, were down 10%, from the end of September.  Loan balances declined significantly as corporates continued to deleverage their balance sheets, partially offset by an increase in liquid assets.

·	Risk-weighted assets increased by 2% during the quarter, reflecting the roll-off of capital relief trades offset by reductions in the loan portfolio and derivative volumes.

Global Transaction Services

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income	912	937	233	234	249
Non-interest income	1,575	1,494	404	388	407

Total income	2,487	2,431	637	622	656

Direct expenses
- staff	(371)	(362)	(102)	(87)	(93)
- other	(161)	(149)	(51)	(37)	(42)
Indirect expenses	(943)	(864)	(256)	(223)	(236)

	(1,475)	(1,375)	(409)	(347)	(371)

Operating profit before impairment losses	1,012	1,056	228	275	285
Impairment losses	(39)	(54)	(4)	(22)	(40)

Operating profit	973	1,002	224	253	245

Analysis of income by product
Domestic cash management	805	795	197	202	210
International cash management	734	722	203	183	200
Trade finance	290	241	67	71	70
Merchant acquiring*	528	554	134	134	145
Commercial cards	130	119	36	32	31

Total income	2,487	2,431	637	622	656

* Comprises the Global Merchant Services business (see Appendix 4) and the Global Travel Money Services business. The Global Merchant Services business outlined in Appendix 4 includes business units in the Non-Core and Ulster Bank divisions.

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Net interest margin	9.22%	8.25%	9.81%	9.63%	8.00%
Cost:income ratio	59.3%	56.6%	64.2%	55.8%	56.6%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Total third party assets	18.4	21.4	(14%)	22.2	(17%)
Loans and advances	12.7	14.5	(12%)	14.8	(14%)
Customer deposits	61.8	58.6	5%	61.8	-
Risk elements in lending	0.2	0.2	-	0.1	-
Loan:deposit ratio	21%	25%	(452bp)	25%	(401bp)
Risk-weighted assets	19.1	18.9	1%	17.4	10%

Global Transaction Services
(continued)

Key points

2009 compared with 2008

·
Operating profit declined by 3%, or 6% at constant foreign exchange rates, largely reflecting pressure on deposit income. The attrition of deposit balances experienced in the first half was reversed in the second, but margins remain compressed due to both a very competitive deposit market as well as the low rate environment.

·
Customer deposit balances at £61.8 billion were flat on the previous year, with growth in the UK and international business offset by weaker US domestic balances. At constant exchange rates balances were up 3%. Loans and advances were down 14% (11% in constant currency terms) due to reduced overdraft utilisation and lower trade volumes.

·
At constant exchange rates, international payment fees increased by 11%, while trade finance income increased by 8%, with improved penetration in the Asia-Pacific region. Merchant acquiring income, however, declined by 9% at constant exchange rates, as consumers continued to switch to lower margin debit card transactions in preference to using credit cards.

·
Expenses were up 7% in headline terms but flat in constant currency terms, as cost savings and efficiencies helped to mitigate the impact of investment in infrastructure.  Staff expenses were 2% lower in constant currency terms, with headcount down 5%. The cost:income ratio was 59.3%, a deterioration of 2.7 percentage points or 1.9 percentage points in constant currency terms.

·	Impairment losses were £39 million, down £15 million versus 2008. Overall defaults remain modest at 0.3% of loans and advances.

4Q09 compared with 3Q09

·	Operating profit declined by 11% or 5% at constant exchange rates, with lower impairments and slightly improved income more than offset by higher costs.

·
Income increased 2% in the quarter at constant exchange rates, with an improved performance in international cash management.  Liability margins, however, remained compressed in the low interest rate environment and trade finance pricing has tightened.

·	Deposits grew strongly, up 5% (6% at constant exchange rates) during the quarter supported by additional mandates from new and existing clients.

·	Expenses rose 18% or 11% at constant foreign exchange rates as a result of accelerated depreciation on capital spend and finalisation of staff compensation structures for the year.

Ulster Bank

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income	780	773	194	176	174

Net fees and commissions	228	238	98	45	60
Other non-interest income	26	28	(7)	10	(6)

Non-interest income	254	266	91	55	54

Total income	1,034	1,039	285	231	228

Direct expenses
- staff	(325)	(330)	(76)	(79)	(87)
- other	(85)	(93)	(18)	(20)	(24)
Indirect expenses	(343)	(292)	(118)	(73)	(81)

	(753)	(715)	(212)	(172)	(192)

Operating profit before impairment losses	281	324	73	59	36
Impairment losses	(649)	(106)	(348)	(144)	(71)

Operating (loss)/profit	(368)	218	(275)	(85)	(35)

Analysis of income by business
Corporate	580	618	146	134	139
Retail	412	396	114	104	92
Other	42	25	25	(7)	(3)

Total income	1,034	1,039	285	231	228

Analysis of impairment by sector
Mortgages	74	17	20	30	4
Corporate
- Property	306	37	233	(2)	37
- Other	203	7	83	89	6
Other	66	45	12	27	24

Total impairment	649	106	348	144	71

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.46%	0.09%	0.49%	0.72%	0.10%
Corporate
- Property	3.03%	0.34%	9.23%	(0.09%)	1.36%
- Other	1.85%	0.05%	3.02%	3.04%	0.19%
Other	2.75%	2.14%	2.00%	5.40%	4.60%

	1.63%	0.24%	3.51%	1.42%	0.65%

Ulster Bank

(continued)

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Return on equity (1)	(13.3%)	10.1%	(39.8%)	(12.7%)	(6.5%)
Net interest margin	1.87%	1.89%	1.83%	1.74%	1.67%
Cost:income ratio	72.8%	68.8%	74.4%	74.5%	84.2%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	16.2	16.7	(3%)	18.1	(10%)
- corporate
- property	10.1	10.2	(1%)	10.9	(7%)
- other	11.0	11.7	(6%)	12.9	(15%)
- other	2.4	2.0	20%	2.1	14%
Customer deposits	21.9	20.9	5%	24.3	(10%)
Risk elements in lending
- mortgages	0.6	0.5	20%	0.3	-
- corporate
- property	0.7	0.6	17%	0.5	40%
- other	0.8	0.7	14%	0.3	-
- other	0.2	0.2	-	0.1	-
Loan:deposit ratio	177%	191%	(1,420bp)	179%	(148bp)
Risk-weighted assets	29.9	28.5	5%	24.5	22%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008

·	Operating results were in line with expectations but deteriorated during 2009 as economic conditions across the island of Ireland worsened, with an operating loss for the year of £368 million.

·
Net interest income declined by 7% in constant currency terms, largely as a result of tightening deposit margins in an increasingly competitive market, partly offset by asset repricing initiatives. Net interest margin for the year at 1.87% remained broadly stable despite the challenging market conditions.

·
At constant exchange rates loans to customers decreased by 4% from the prior year as new business demand weakened. Customer deposits reduced by 5% in 2009 in constant currency terms, reflecting an increasingly competitive Irish deposit market and reductions in wholesale funding during Q1. During the second half of the year the market stabilised and the division recorded strong growth in customer balances resulting in an improved funding profile.

·	Non-interest income declined by 12% in constant currency terms due to lower fee income driven by reduced activity levels across all business lines.

Ulster Bank

(continued)

Key points
(continued)

2009 compared with 2008
(continued)

·
Total costs for the year were flat on a constant currency basis.  Direct expenses were down 12% in constant currency terms during 2009, driven by the bank's restructuring programme, which incorporates the merger of the First Active and Ulster Bank businesses. The rollout of the programme has resulted in a downward trend in direct expenses throughout 2009. The reduction in direct expenses has been offset by a 17% increase in indirect expenses primarily reflecting provisions relating to the bank's own property recognised in the fourth quarter.

·
Impairment losses increased to £649 million from £106 million driven by the continued deterioration in the Irish economic environment and resultant impact on loan performance across the retail and wholesale portfolios.

·
Necessary fiscal budgetary action allied to the well-entrenched downturn in property markets in Ireland has fed through to higher loan losses. Mortgage impairments have been driven by rising unemployment and lower incomes. Loans to the property sector experienced a substantial rise in defaults as the Irish property market declined, reflecting the difficult economic backdrop and the uncertainty surrounding the possible effect of the Irish Government's National Asset Management Agency on asset values. Sectors driven by consumer spending have been affected by the double digit decline in 2009 with rising default rates evident.

·	Customer account numbers increased by 3% during 2009, with growth fuelled by strong current account activity and new-to-bank savings customers.

4Q09 compared with 3Q09

·	Net interest income increased by 8% at constant exchange rates in 4Q09, driven by asset repricing actions and favourable ECB funding benefits on base rate lending products.

·	Loans to customers remained flat during the quarter at constant exchange rates. Customer deposit balances increased by 7%, delivering further improvement to the Bank's funding profile.

·	Non-interest income increased in the quarter mainly as a result of a non-recurring gain. Underlying non-interest income for 4Q09 is broadly in line with the prior quarter.

·	Direct expenses reduced by 13% at constant currency during the fourth quarter. The impact of provisions relating to the bank's own property pushed indirect expenses up by 62%.

·	Impairment charges rose to £348 million for the quarter, reflecting an uplift in the latent provision charge.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,775	1,726	423	410	512

Net fees and commissions	714	664	148	159	183
Other non-interest income	235	197	73	65	84

Non-interest income	949	861	221	224	267

Total income	2,724	2,587	644	634	779

Direct expenses
- staff	(776)	(645)	(200)	(174)	(175)
- other	(593)	(354)	(130)	(132)	(120)
Indirect expenses	(766)	(623)	(180)	(191)	(172)

	(2,135)	(1,622)	(510)	(497)	(467)

Operating profit before impairment losses	589	965	134	137	312
Impairment losses	(702)	(437)	(153)	(180)	(177)

Operating (loss)/profit	(113)	528	(19)	(43)	135

Analysis of income by product
Mortgages and home equity	499	375	115	112	112
Personal lending and cards	451	333	115	116	90
Retail deposits	828	1,000	195	200	279
Commercial lending	542	405	134	127	128
Commercial deposits	398	377	108	97	111
Other	6	97	(23)	(18)	59

Total income	2,724	2,587	644	634	779

Average exchange rate - US$/£	1.566	1.853	1.633	1.640	1.570

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m
Analysis of impairment by sector
Residential mortgages	72	41	8	29	13
Home equity	167	67	13	82	22
Corporate & Commercial	326	181	92	65	87
Other consumer	137	148	40	4	55

Total impairment	702	437	153	180	177

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.11%	0.43%	0.46%	1.68%	0.55%
Home equity	1.08%	0.36%	0.34%	2.05%	0.47%
Corporate & Commercial	1.67%	0.76%	1.89%	1.27%	1.46%
Other consumer	1.84%	1.51%	2.13%	0.20%	2.24%

	1.44%	0.71%	1.25%	1.41%	1.15%

US Retail & Commercial (£ Sterling)
(continued)

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Performance ratios
Return on equity (1)	(1.8%)	7.7%	(1.2%)	(2.5%)	7.9%
Net interest margin	2.37%	2.68%	2.45%	2.34%	2.59%
Cost:income ratio	78.3%	62.7%	79.2%	78.4%	60.0%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Total assets	74.8	76.9	(3%)	87.5	(15%)
Loans and advances to customers (gross):
- residential mortgages	6.5	6.9	(6%)	9.5	(32%)
- home equity	15.4	16.0	(4%)	18.7	(18%)
- corporate and commercial	19.5	20.5	(5%)	23.7	(18%)
- other consumer	7.5	7.8	(4%)	9.8	(23%)
Customer deposits (excluding repos)	60.1	62.0	(3%)	63.9	(6%)
Risk elements in lending
- retail	0.4	0.3	-	0.2	-
- commercial	0.2	0.2	-	0.2	-
Loan:deposit ratio	80%	81%	(122bp)	96%	(1,543bp)
Risk-weighted assets	59.7	62.8	(5%)	63.9	(7%)

Spot exchange rate - US$/£	1.622	1.599		1.460

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Sterling has strengthened over the course of the quarter, although the average exchange rate in Q409 has remained broadly stable. As a result the quarterly income statement trends are similar on a sterling and US dollar basis.

·	Variances are fully described in the US dollar based financials that follow.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	$m	$m	$m	$m	$m

Income statement
Net interest income	2,777	3,200	690	680	837

Net fees and commissions	1,119	1,231	245	266	294
Other non-interest income	368	362	120	104	142

Non-interest income	1,487	1,593	365	370	436

Total income	4,264	4,793	1,055	1,050	1,273

Direct expenses
- staff	(1,214)	(1,194)	(325)	(289)	(278)
- other	(929)	(654)	(215)	(219)	(201)
Indirect expenses	(1,196)	(1,157)	(294)	(313)	(277)

	(3,339)	(3,005)	(834)	(821)	(756)

Operating profit before impairment losses	925	1,788	221	229	517
Impairment losses	(1,099)	(811)	(252)	(296)	(304)

Operating (loss)/profit	(174)	977	(31)	(67)	213

Analysis of income by product
Mortgages and home equity	781	695	188	186	183
Personal lending and cards	706	617	188	190	143
Retail deposits	1,296	1,853	320	329	451
Commercial lending	848	751	219	210	211
Commercial deposits	624	698	176	160	179
Other	9	179	(36)	(25)	106

Total income	4,264	4,793	1,055	1,050	1,273

Analysis of impairment by sector
Residential mortgages	113	76	14	47	22
Home equity	261	125	23	131	38
Corporate & Commercial	510	335	150	107	151
Other consumer	215	275	65	11	93

Total impairment	1,099	811	252	296	304

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.07%	0.55%	0.53%	1.69%	0.63%
Home equity	1.04%	0.46%	0.37%	2.05%	0.56%
Corporate & Commercial	1.61%	0.97%	1.90%	1.31%	1.74%
Other consumer	1.77%	1.92%	2.15%	0.34%	2.60%

	1.39%	0.90%	1.27%	1.45%	1.35%

US Retail & Commercial (US Dollar)
(continued)

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Performance ratios
Return on equity (1)	(1.7%)	9.7%	(1.2%)	(2.5%)	8.5%
Net interest margin	2.37%	2.68%	2.45%	2.37%	2.70%
Cost:income ratio	78.3%	62.7%	79.1%	78.2%	59.4%

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	$bn	$bn	%	$bn	%

Capital and balance sheet
Total assets	121.3	122.9	(1%)	127.8	(5%)
Loans and advances to customers (gross):
- residential mortgages	10.6	11.0	(4%)	13.9	(24%)
- home equity	25.0	25.6	(2%)	27.2	(8%)
- corporate and commercial	31.6	32.7	(3%)	34.7	(9%)
- other consumer	12.1	12.5	(3%)	14.3	(15%)
Customer deposits (excluding repos)	97.4	99.1	(2%)	93.4	4%
Risk elements in lending
- retail	0.6	0.5	20%	0.3	-
- commercial	0.4	0.3	33%	0.2	-
Loan:deposit ratio	80%	81%	(122bp)	96%	(1,543bp)
Risk-weighted assets	96.9	100.4	(3%)	93.2	4%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

2009 compared with 2008

·
The recessionary economic environment, historically low interest rates and deteriorating credit conditions resulted in an operating loss of $174 million. However, the business has now successfully refocused on its core customer franchises in New England, the Mid-Atlantic region and the Midwest.

·
The division achieved very strong growth in mortgage origination volumes, with significantly higher penetration through the branch network and improved profitability, particularly on recent origination vintages. Cross-selling of card, deposit and checking account products has increased substantially, with over 65% of new mortgage customers also taking out a checking account. The division has also increased commercial banking market penetration, with lead bank share within its footprint increasing from 6% to 7% in the $5 million to $25 million segment and from 6% to 8% in the $25 million to $500 million segment.

US Retail & Commercial (US Dollar)
(continued)

Key points
(continued)

2009 compared with 2008
(continued)

·
Net interest income was down 13%. Net interest margin was down 31bps for the full year, reflecting the decline in deposit margins resulting from the low interest rate environment, though margins have been partially rebuilt in the second half from the lows experienced in the first half, as the business repriced lending rates and aggressively reduced pricing on term and time deposits.

·
Expenses increased by 11%, reflecting increased FDIC deposit insurance levies, higher employee benefit costs as well as increased costs relating to loan workout and collection activity.  Successful execution of restructuring activities resulted in approximately $75 million of cost savings.

·	Impairment losses increased to $1,099 million as charge-offs climbed to 0.90% of loans, an increase of 34bps compared with 2008.

·	Loans and advances were down 12%, reflecting subdued customer demand.

·
Customer deposits increased 4% from the prior year.  The deposit mix improved significantly, with strong growth in checking balances combined with migration away from higher priced term and time deposits as the division adjusted its pricing strategies. Over 58,000 consumer checking accounts were added over the course of the year, and more than 13,000 small business checking accounts. Consumer checking balances grew by 8% and small business balances by 12%.

4Q09 compared with 3Q09

·	Operating loss in the quarter declined slightly, reflecting lower impairment losses.

·	Net interest margin improved 8bps to 2.45% driven by changes to deposit pricing and mix.

·	Non-interest income was down 1% reflecting lower gains than in 3Q09. Fee income was up $10 million due to seasonality and higher mortgage banking fee income.

·	Expenses increased 2% reflecting the finalisation of compensation structures and higher medical costs offset by a decrease in indirect costs.

·	Impairments declined as higher reserve balances built in the third quarter more than offset increased charge-offs.

·
Loans and advances were down 3% due to a lack of credit demand. Customer deposits were down 2% reflecting strategic repricing of low margin time products, but good growth was achieved in business deposits.

RBS Insurance

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Earned premiums	4,519	4,512	1,149	1,145	1,121
Reinsurers' share	(165)	(206)	(37)	(43)	(48)

Insurance net premium income	4,354	4,306	1,112	1,102	1,073
Net fees and commissions	(366)	(396)	(84)	(95)	(93)
Other income	472	520	148	112	146

Total income	4,460	4,430	1,176	1,119	1,126

Direct expenses
- staff	(267)	(286)	(61)	(67)	(77)
- other	(222)	(225)	(54)	(47)	(54)
Indirect expenses	(270)	(261)	(75)	(64)	(72)

	(759)	(772)	(190)	(178)	(203)

Gross claims	(3,690)	(3,136)	(1,175)	(941)	(788)
Reinsurers' share	55	104	19	13	41

Net claims	(3,635)	(3,032)	(1,156)	(928)	(747)

Operating profit/(loss) before impairment losses	66	626	(170)	13	176
Impairment losses	(8)	(42)	-	(2)	(42)

Operating profit/(loss)	58	584	(170)	11	134

Analysis of income by product
Own-brand
- Motor	2,005	1,942	516	517	491
- Household and life	849	806	221	214	206
Partnerships and broker
- Motor	577	686	146	141	166
- Household and life	330	354	88	78	85
Other (international, commercial and central)	699	642	205	169	178

Total income	4,460	4,430	1,176	1,119	1,126

RBS Insurance
(continued)

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

In-force policies (thousands)
- Motor own-brand	4,858	4,492	4,858	4,894	4,492
- Own-brand non-motor (home, pet, rescue, HR24)	6,307	5,560	6,307	6,150	5,560
- Partnerships & broker (motor, home, pet, rescue, HR24)	5,328	5,898	5,328	5,371	5,898
- Other (International, commercial and central)	1,217	1,206	1,217	1,212	1,206

Gross written premium (£m)	4,480	4,384	1,024	1,186	1,002

Performance ratios
Return on equity (1)	1.6%	18.3%	(19.1%)	1.2%	16.8%
Cost:income ratio	17.0%	17.4%	16.2%	15.9%	18.0%
Adjusted cost:income ratio (2)	92.0%	55.2%	950.0%	93.2%	53.6%

Balance sheet
General insurance reserves - total (£m)	7,030	6,672	7,030	6,839	6,672

Notes:

(1)	Based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Based on total income and operating expenses above and after netting insurance claims against income.

Key points

2009 compared with 2008

·
Operating profit was severely affected by the rising costs of bodily injury claims, declining to £58 million. Significant price increases were implemented in the latter part of the year to mitigate the industry trend of rising claims costs.

·
Income grew by 1%, with premium income stable but lower reinsurance costs. Investment income was 16% lower, reflecting the impact of low interest rates and returns on the investment portfolio partially offset by gains realised on the sale of equity investments.

·
In-force policies grew by 3%, driven by the success of own brands, up 11%. Churchill and Privilege have benefited from deployment on selected price comparison websites, with motor policy numbers up 19% and 3% respectively, and home policies up 32% and 109% respectively, compared with prior year.  Direct Line motor and home policies grew by 4% and 2% respectively. The partnerships and broker segment declined by 10% in line with business strategy.

·	Expenses fell by 2% in 2009, with wage inflation, higher industry levies and professional fees offset by cost efficiencies, reduction in headcount and lower marketing expenditure.

RBS Insurance
(continued)

Key points
(continued)

2009 compared with 2008
(continued)

·
Net claims were 20% higher than in 2008 driven by a £448 million increase in bodily injury claims as well as by adverse weather experienced in the fourth quarter.  Significant price increases were implemented in the latter part of the year to mitigate the industry trend of rising claims costs, and additional significant initiatives have also been undertaken to adapt pricing models and enhance claims management.

·
The UK combined operating ratio, including business services costs, was 105.9% compared with 93.6% in the previous year, with the impact of the increase in reserves for bodily injury claims and the bad weather experience only partially mitigated by commission and expense ratio improvement.

4Q09 compared with 3Q09

·
Income grew by 5% compared with 3Q09, with premium income stable but higher investment income reflecting realised gains of £69 million on the disposal of equity investments. Motor pricing continued to be increased in response to rising bodily injury claims costs.

·	Expenses were up by 7% in the quarter, with reductions in headcount only partly offsetting higher professional fees.

·
Net claims were significantly higher, with an increase of 25% compared with 3Q09. This was largely due to increased bodily injury claims, resulting in a £273 million charge reflecting the need to build up both current and prior years' claims reserves. Adverse weather conditions in Q4 led to an increase in claims of £62 million.

Central items

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Fair value of own debt	(93)	875	164	(163)	14
Other	385	150	(169)	283	(501)

Central items not allocated	292	1,025	(5)	120	(487)

Key points

2009 compared with 2008

·
Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

·	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

·
Items not allocated during the year amounted to a net credit of £292 million. The Group's credit spreads have fluctuated over the course of the year, but ended the year slightly tighter, resulting in an increase in the carrying value of own debt. This was offset by a net credit on unallocated Group treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.  2008's results included some significant disposal gains.

4Q09 compared with 3Q09

·
Unallocated central items amounted to a net cost of £5 million during the quarter. The Group's credit spreads widened during the quarter, resulting in a reduction in the carrying value of own debt. This was partially offset by a number of other specific corporate costs including certain APS fees and IFRS volatility.

Non-Core

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	1,534	2,156	578	287	765

Net fees and commissions receivable	510	912	129	130	163
Loss from trading activities	(5,161)	(7,739)	(781)	(579)	(2,916)
Insurance net premium income	784	986	171	173	249
Other operating income	32	653	11	43	(191)

Non-interest income	(3,835)	(5,188)	(470)	(233)	(2,695)

Total income	(2,301)	(3,032)	108	54	(1,930)

Direct expenses
- staff	(851)	(988)	(247)	(150)	(270)
- other	(1,044)	(1,156)	(297)	(244)	(345)
Indirect expenses	(552)	(539)	(141)	(132)	(152)

	(2,447)	(2,683)	(685)	(526)	(767)

Operating loss before other operating charges and impairment losses	(4,748)	(5,715)	(577)	(472)	(2,697)
Insurance net claims	(588)	(700)	(148)	(126)	(192)
Impairment losses	(9,221)	(4,936)	(1,811)	(2,066)	(3,361)

Operating loss	(14,557)	(11,351)	(2,536)	(2,664)	(6,250)

Analysis of income
Banking & Portfolio	(1,338)	2,324	37	(271)	538
International Businesses & Portfolios	2,262	2,980	493	537	689
Markets	(3,225)	(8,336)	(422)	(212)	(3,157)

	(2,301)	(3,032)	108	54	(1,930)

Key metrics

Performance ratios
Net interest margin	0.69%	0.87%	1.17%	0.55%	1.36%
Cost:income ratio	(106.3%)	(88.5%)	634.3%	974.1%	(39.7%)

	31 December 2009	30 September 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet (1)
Total third party assets
(including derivatives) (2)	220.9	233.0	(5%)	342.9	(36%)
Loans and advances to customers - gross	149.5	159.1	(6%)	191.4	(22%)
Customer deposits	12.6	16.0	(21%)	27.4	(54%)
Risk elements in lending	22.9	23.3	(2%)	11.1	106%
Loan:deposit ratio	1,121%	937%	18,397bp	683%	43,807bp
Risk-weighted assets (3)	171.3	200.7	(15%)	170.9	-

Notes:

(1)	Includes disposal groups.
(2)	Derivatives were £19.9 billion at 31 December 2009 (30 September 2009 - £30.9 billion; 31 December 2008 - £85.0 billion).
(3)	Includes Sempra: 31 December 2009 Third Party Assets (TPAs) £14.2 billion, RWAs £10.2 billion; (31 December 2008 TPAs £17.8billion, RWAs £10.6 billion).

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Credit and other market write-downs (1)
Monoline exposures	2,387	3,121	679	37	870
CDPCs	947	615	101	277	373
Asset backed products (2)	288	3,220	(105)	(148)	1,146
Other credit exotics	558	935	(16)	38	551
Equities	47	947	9	13	824
Leveraged finance	-	1,088	-	-	189
Banking book hedges	1,613	(1,690)	231	386	(1,174)
Other	(679)	(497)	(118)	(24)	137

	5,161	7,739	781	579	2,916

Impairment losses
Banking & Portfolio	4,215	938	895	1,347	714
International Businesses & Portfolios	4,494	1,832	902	1,234	945
Markets	512	2,166	14	(515)	1,702

	9,221	4,936	1,811	2,066	3,361

Loan impairment charge as % of gross customer loans and advances (3)
Banking & Portfolio	4.91%	0.90%	4.14%	6.01%	2.71%
International Businesses & Portfolios	6.56%	2.28%	5.27%	6.90%	4.70%
Markets	5.34%	13.32%	0.44%	(126.77%)	48.33%

Total	5.66%	2.18%	4.63%	5.41%	6.09%

	£bn	£bn	£bn	£bn	£bn

Gross customer loans and advances
Banking & Portfolio	82.0	97.0	82.0	88.2	97.0
International Businesses & Portfolios	65.6	79.9	65.6	68.3	79.9
Markets	1.9	14.5	1.9	2.6	14.5

	149.5	191.4	149.5	159.1	191.4

Risk-weighted assets
Banking & Portfolio	58.2	63.1	58.2	61.1	63.1
International Businesses & Portfolios	43.8	50.1	43.8	46.1	50.1
Markets	69.3	57.7	69.3	93.5	57.7

	171.3	170.9	171.3	200.7	170.9

Note:

(1)	Included in 'Loss from trading activities' on page 73.
(2)	Asset backed products include super senior asset backed structures and other asset backed products.
(3)	Includes disposal groups

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	5	1	2	1	-
Personal	48	42	5	11	12
Other	-	62	-	-	18

Total UK Retail	53	105	7	12	30

UK Corporate
Manufacturing & infrastructure	87	42	41	14	30
Property & construction	637	281	163	162	208
Transport	10	(3)	2	5	3
Banks & financials	101	4	-	1	2
Lombard	122	61	13	27	23
Invoice finance	3	-	1	2	(1)
Other	717	142	120	33	70

Total UK Corporate	1,677	527	340	244	335

Global Banking & Markets
Manufacturing & infrastructure	1,405	1,280	84	309	1,192
Property & construction	1,413	710	683	141	455
Transport	178	12	5	5	12
Telecoms, media & technology	545	55	2	23	39
Banks & financials	567	870	97	270	638
Other	619	177	38	84	80

Total Global Banking & Markets	4,727	3,104	909	832	2,416

Ulster Bank
Mortgages	42	6	16	7	3
Commercial investment & development	302	9	256	20	6
Residential investment & development	716	229	(33)	406	196
Other	217	60	33	148	33
Other EMEA	107	116	20	27	69

Total Ulster Bank	1,384	420	292	608	307

US Retail & Commercial
Auto & consumer	136	140	27	49	60
Cards	130	63	26	33	21
SBO/home equity	445	321	85	69	102
Residential mortgages	55	6	13	20	3
Commercial real estate	228	54	51	85	15
Commercial & other	85	20	8	39	8

Total US Retail & Commercial	1,079	604	210	295	209

Other
Wealth	251	174	38	50	60
Global Transaction Services	49	(2)	14	25	(1)
Central items	1	4	1	-	5

Total Other	301	176	53	75	64

Total impairment losses	9,221	4,936	1,811	2,066	3,361

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£bn	£bn	£bn	£bn	£bn

Gross loans and advances to customers by donating division and sector (excluding reverse repurchase agreements)

UK Retail
Mortgages	1.9	2.2	1.9	2.0	2.2
Personal	0.7	1.1	0.7	0.8	1.1
Other	-	-	-	(0.1)	-

Total UK Retail	2.6	3.3	2.6	2.7	3.3

UK Corporate
Manufacturing & infrastructure	0.3	0.3	0.3	0.3	0.3
Property & construction	10.8	11.3	10.8	13.0	11.3
Lombard	2.7	3.7	2.7	-	3.7
Invoice finance	0.4	0.7	0.4	-	0.7
Other	20.7	22.1	20.7	22.2	22.1

Total UK Corporate	34.9	38.1	34.9	35.5	38.1

Global Banking & Markets
Manufacturing & Infrastructure	17.5		17.5
Property & construction	25.7		25.7
Transport	5.8		5.8
Telecoms, media & technology	3.2		3.2
Banks & financials	16.0		16.0
Other	13.5		13.5

Total Global Banking & Markets	81.7	104.8	81.7	87.8	104.8

Ulster Bank
Mortgages	6.0	6.5	6.0	6.3	6.5
Commercial investment & development	3.0	2.9	3.0	2.8	2.9
Residential investment & development	5.6	5.9	5.6	5.9	5.9
Other	1.1	1.1	1.1	1.1	1.1
Other EMEA	1.0	1.3	1.0	1.1	1.3

Total Ulster Bank	16.7	17.7	16.7	17.2	17.7

US Retail & Commercial
Auto & consumer	3.2	4.2	3.2	3.4	4.2
Cards	0.5	0.7	0.5	0.6	0.7
SBO/home equity	3.7	5.2	3.7	4.0	5.2
Residential mortgages	0.8	1.1	0.8	0.9	1.1
Commercial real estate	1.9	3.0	1.9	2.1	3.0
Commercial & other	0.9	1.4	0.9	0.9	1.4

Total US Retail & Commercial	11.0	15.6	11.0	11.9	15.6

Other
Wealth	2.6	3.6	2.6	2.7	3.6
Global Transaction Services	0.8	1.4	0.8	0.8	1.4
RBS Insurance	0.2	0.2	0.2	0.2	0.2
Central items	(3.2)	-	(3.2)	(2.6)	-

Total Other	0.4	5.2	0.4	1.1	5.2

Total loans and advances to customers	147.3	184.7	147.3	156.2	184.7

Non-Core (continued)

Key points

2009 compared with 2008

•

Losses from trading activities have declined significantly as underlying asset prices rallied. Mark to market values for exposures such as monolines, super senior high grade collateralised debt obligations, and many negative basis trade asset classes have risen over the course of 2009. However, the £1.6 billion gain recorded on banking book hedging in 2008 unwound over the course of the year to a loss of £1.6 billion in 2009, as spreads continued to tighten throughout the year, ending almost in line with origination levels.

•

Impairment losses increased to £9.2 billion, reflecting continued weakness in the economic environment, particularly across the corporate and property sectors. There were signs of a slowdown in the rate of provisioning towards the end of the year.

•

Staff costs decreased by 14% over the year, or by 20% at constant exchange rates, due to headcount reductions and business divestments, notably Linea Directa and Tesco Personal Finance. Lower depreciation charges followed the 2008 sale of the Angel Trains business.

•

Third party assets, excluding derivatives, decreased by £56.9 billion in the year as the division has run down exposures and pursued opportunities to dispose of loan portfolios. Sales of equity stakes, including Bank of China, were concluded while further disposals announced in 2009, including Asian retail and commercial operations, are moving towards completion in 2010.

•

Risk weighted assets increased by 0.2% in 2009, and at constant exchange rates increased by 3%. The reduction of 15% since 30 September 2009, reflects active management to reduce trading book exposures, largely offset by the impact of procyclicality, monoline downgrades and adverse market risk.

4Q09 compared with 3Q09

•

Losses from trading activities increased in the fourth quarter largely as a result of losses recorded on certain structured credit assets (£328 million), but remained substantially less severe than those recorded in the fourth quarter of 2008.

•	Costs increased by 30% principally driven by staff costs in Sempra, expenses related to business disposals and the establishment of the Asset Protection Scheme.

•	Impairment losses were 12% lower than in the third quarter, in part related to a more positive view of the corporate sector, though a number of large single name impairments continued to be recorded.

•

Further progress has been achieved in managing down the Non-Core balance sheet, with third party assets, excluding derivatives, lower by £1.1 billion during the fourth quarter. Excluding the redesignation of Sempra derivative positions as assets held for sale, third party assets decreased by £7.5 billion during the quarter. This largely reflects the run-off of portfolios and impairments.

•	RWAs declined by £29.4 billion in the quarter, driven by underlying asset reductions and by managing down trading book exposures, with a significantly reduced impact from procyclicality.

Allocation methodology for indirect costs

Business Services and Group Centre directly attributable costs have been allocated to the operating divisions,

based on their service usage.  Where services span more than one division, an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs. The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Business Services costs were flat on a constant currency basis, compared with 2008. The increase in property costs was principally due to the impact of expanded Group premises in London and the US.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated or rewarded based on long-term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-

adjusted RWAs.

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Business Services costs
Property	1,931	1,705	474	497	464
Operations	1,471	1,474	366	370	399
Technology services and support functions	1,828	1,795	510	389	464

	5,230	4,974	1,350	1,256	1,327

Allocated to divisions:
UK Retail	(1,579)	(1,639)	(401)	(381)	(438)
UK Corporate	(436)	(449)	(111)	(106)	(119)
Wealth	(121)	(123)	(31)	(29)	(33)
Global Banking & Markets	(532)	(472)	(121)	(134)	(126)
Global Transaction Services	(876)	(811)	(238)	(207)	(216)
Ulster Bank	(306)	(255)	(111)	(63)	(68)
US Retail & Commercial	(691)	(560)	(158)	(173)	(150)
RBS Insurance	(227)	(227)	(60)	(54)	(60)
Non-Core	(462)	(438)	(119)	(109)	(117)

	-	-	-	-	-

Group centre costs	851	799	147	232	315

Allocated to divisions:
UK Retail	(194)	(212)	14	(66)	(99)
UK Corporate	(73)	(69)	(18)	(19)	(21)
Wealth	(39)	(39)	-	(13)	(17)
Global Banking & Markets	(233)	(191)	(59)	(57)	(76)
Global Transaction Services	(67)	(53)	(18)	(16)	(20)
Ulster Bank	(37)	(37)	(7)	(10)	(13)
US Retail & Commercial	(75)	(63)	(22)	(18)	(22)
RBS Insurance	(43)	(34)	(15)	(10)	(12)
Non-Core	(90)	(101)	(22)	(23)	(35)

	-	-	-	-	-

Allocation methodology for indirect costs (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Treasury funding costs	1,402	1,372	314	334	395

Allocated to divisions:
UK Retail	(192)	(182)	(48)	(66)	(40)
UK Corporate	(257)	(213)	(46)	(47)	(64)
Wealth	96	(86)	29	28	(19)
Global Banking & Markets	241	(165)	23	24	(86)
Global Transaction Services	154	93	47	48	24
Ulster Bank	(49)	(76)	(23)	(23)	(21)
US Retail & Commercial	(132)	(91)	(47)	(48)	(18)
RBS Insurance	(42)	(25)	(12)	(12)	(4)
Non-Core	(1,221)	(627)	(237)	(238)	(167)

	-	-	-	-	-

Average balance sheet - pro forma

	Year ended			Year ended
	31 December 2009			31 December 2008
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	51,757	831	1.61	47,523	2,289	4.82
Loans and advances to customers	575,473	21,357	3.71	596,177	35,115	5.89
Debt securities	125,806	4,202	3.34	94,393	4,793	5.08

Interest-earning assets - banking business	753,036	26,390	3.50	738,093	42,197	5.72

Trading business	291,092			425,454
Non-interest earning assets	815,468			660,628

Total assets	1,859,596			1,824,175

Liabilities
Deposits by banks	131,190	2,852	2.17	154,828	6,137	3.96
Customer accounts	354,963	4,637	1.31	386,322	13,117	3.40
Debt securities in issue	226,077	4,816	2.13	220,441	10,015	4.54
Subordinated liabilities	35,348	1,310	3.71	34,867	1,782	5.11
Internal funding of trading business	(75,129)	(508)	0.68	(103,754)	(4,174)	4.02

Interest-bearing liabilities - banking business	672,449	13,107	1.95	692,704	26,877	3.88

Trading business	331,380			466,610
Non-interest-bearing liabilities
- demand deposits	36,489			34,021
- other liabilities	761,975			572,296
Shareholders' equity	57,303			58,544

Total liabilities and shareholders' equity	1,859,596			1,824,175

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature.  As a result, interest income has been increased by £20 million (2008 - £84 million).

(3)

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and interest expense related to these instruments of £46 million (2008 - £332 million) and £350 million (2008 - £860 million) respectively and the average balances have been adjusted accordingly.

Average balance sheet - pro forma (continued)

	Year ended
	31 December 2009	31 December 2008
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.50	5.72
Cost of interest-bearing liabilities of banking business	(1.95)	(3.88)

Interest spread of banking business	1.55	1.84
Benefit from interest-free funds	0.21	0.24

Net interest margin of banking business	1.76	2.08

Average interest rates
The Group's base rate	0.64	4.67

London inter-bank three month offered rates
- Sterling	1.21	5.51
- Eurodollar	0.69	2.92
- Euro	1.21	4.63

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat